January 6th, 2010
Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20545

Dear Mr. Vaughn,

The following are our responses to the comments received from your office prepared by Tara L. Harkins and David Burton regarding APC Group, Inc. dated November 6th, 2009:

Comment #1 –	Form 10KSB for Fiscal year ended November 30, 2008 Item 8A(T) Controls and Procedures, Page 26 Evaluation of Disclosure Controls and Procedures, Page 26

“We note your response to prior comment 1. As previously requested, please revise future fillings, including any amendment to this filling, to disclose how you are remediating the material weakness identified.”

Response:

The reason the Company stated that there were material weaknesses in internal over financial reporting is because the Company's CEO and CFO are the same person.  However, the Company has always employed an independent financial consultant to review the Company's books and aid the Company in compiling and preparing financial statements for the Company's management review and approval prior to delivering same to our independent auditor before reporting to the SEC.  The Company has now retained a financial advisor to aid the Company in expanded internal financial control procedures and to aid the Company in interviewing candidates for the Company's Chief Financial Officer.

The Company is also in the process of filling vacancies on the board of directors with independent directors for the establishment of independent financial control committees (audit and compensation).  The Company expects to have in place these prior to filing of the November 30, 2009 SEC Form 10KSB with audited financial statements.

SEC Comment Response
November 6th, 2009

Comment #2 –	Management's Report on Internal Control over Financial Reporting, Page 26

“We note your response to prior comment 2. Please amend your form 10-KSB to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of November 30, 2008. Refer to Item 308T(a)(3) of Regulation S-K.”

Response:

As previously stated in response to Comment 1 above, the Company is currently expanding its internal control procedures. However, because of an independence review of the financial statements by our financial consultant, review and approval by the Company's management and independent SEC auditor verification of the Company's financial data, the Company believes that the financial condition of the Company is accurate as reported.  The Company will review the November 30, 2008 SEC Form 10KSB and supporting data under the new expanded internal control procedures and will amend the November 30, 2008 SEC Form 10KSB accordingly to report the effectiveness of the Company's internal control reporting as of November 30, 2008. Management concludes there was not effectiveness to our internal control over financial reporting as of November 30, 2008.

Comment #3 –	Form 10Q for the quarterly period ended August 31, 2009 Note 7 Stock Options

“Please refer to prior comment 6. We note your response identifies the assumptions utilized in the Black Scholes Option Pricing model. However, it does not address how you determined the quantifiable measures assigned to each of these assumptions as described in 718-10-50-2 of the FASB Accounting Standard Codification. Please revise future fillings to provide explanations outlined.”

Response:

Note 7 of the financial statements for the quarter ended August 31, 2009 has been amended to the following to reflect the quantifiable assumptions used in making the calculations:

On May 14, 2009, we entered into a consulting agreement with Pinnacle Consulting Group, Inc. In accordance with the terms and provisions of the consulting agreement: (i) we shall issue to Pinnacle Consulting Group, Inc. 200,000 options to purchase up to 100,000 of our restricted common stock at $0.25 per share and 100,000 of our restricted common stock at $0.50 per share; and (ii) Pinnacle Consulting Group, Inc. shall perform investor relation and financial public relation services as mutually agreed upon. Compensation cost for the 200,000 options issued to Pinnacle Consulting Group, Inc. for consulting services amounted to $16,947, recognized in the financial statements for the nine months ended August 31, 2009. The weighted average fair value of the options issued was $0.08. Variables used in the Black Scholes option pricing model includes (i) 0.54% risk-free interest rate based on rate of 1 year US Government securities on the grant date of the options (ii) expected life of fifty five months  (iii) expected volatility of 597% based on historical stock prices from inception to May 12, 2009 and (iv) zero expected dividends. Upon receipt of a comment free status on the above disclosure statements we will proceed forward in filing the amended Form 10K for the period ended November 30, 2008.

SEC Comment Response
November 6th, 2009

Sincerely,

APC Group, Inc.

Kenneth S. Forster
Chief Executive Officer

cc:           Tara L. Harkins – SEC Reviewing Accountant
 David Burton – SEC Staff Accountant